

SEC   **06003451**   ISSION

Washington, D.C. 20549

AB 2/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2005** AND ENDING **12/31/2005**

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cimarron Resources, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2110 Crystal River

(No. and Street)

Kingwood	**Texas**	**77345**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Epps   **281-361-0939**

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. Harris Wooten

(Name – *if individual, state last, first, middle name*)

9219 Katy Freeway, Suite 134	**Houston**	**Texas**	**77024**
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 29 2006

THOMSON
FINANCIAL

RECEIVED

FEB 2 4 2006

185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Robert Epps__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Cimarron Resources, LLC__ _____ , as of __December 31__ _____ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

RHONDA J. CARRILLO
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
OCT. 23, 2006

Notary Public

Signature

__Robert Epps__   __Designated Principal__
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cimarron Resources, LLC

Financial Statements and Schedules

December 31, 2005 and 2004

(With Independent Auditor's Report Thereon)

Independent Auditor's Report

To the Member of
Cimarron Resources, LLC

I have audited the accompanying statements of financial condition of Cimarron Resources, LLC (a Texas Limited Liability Company) as of December 31, 2005 and 2004 and the related statements of income, changes in member capital and cash flows for years ended December 31, 2005 and 2004 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimarron Resources, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

W. Harris Wooten, CPA

February 7, 2006

Houston, Texas

CIMARRON RESOURCES, LLC
Statements of Financial Condition

Assets	December 31,			
	2005		2004	
Cash, including interest-bearing deposits	$	7,002	$	10,836
	$	7,002	$	10,836

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	230	$	548
		230		548
Member's capital (note 3)		6,772		10,288
		6,772		10,288
	$	7,002	$	10,836

The accompanying notes are an integral part of these financial statements.

CIMARRON RESOURCES, LLC
Statements of Income
For the years ended December 31, 2005 and 2004

	December 31,	
	2005	2004
Revenues:		
Fee income	$ -	$ -
Expenses:		
Insurance	369	369
Office supplies	-	579
Professional fees	6,164	5,555
Regulatory fees	483	2,356
Training	-	65
	7,016	8,924
Net Income (Loss)	(7,016)	(8,924)

The accompanying notes are an integral part of these financial statements.

CIMARRON RESOURCES, LLC
Statement of Changes in Member's Capital
For the years ended December 31, 2005 and 2004

	Total Member's Capital
Balance at December 31, 2003	$ 13,712
Net income (loss) for the year ended December 31, 2004	(8,924)
Contribution from member	5,500
Balance at December 31, 2004	$ 10,288
Net income (loss) for the year ended December 31, 2005	(7,016)
Contribution from member	3,500
Balance at December 31, 2005	$ 6,772

The accompanying notes are an integral part of these financial statements.

CIMARRON RESOURCES, LLC
Statements of Cash Flows
For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (7,016)	$ (8,924)
Adjustments to reconcile net earnings to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase (decrease) in accounts payable and accrued expenses	(318)	(3,170)
Total adjustments	(318)	(3,170)
Net cash provided (used) by operating activities	(7,334)	(12,094)
Cash flows used in investing activities:		
Member contribution	3,500	5,500
Net increase (decrease) in cash	(3,834)	(6,594)
Cash at beginning of period	10,836	17,430
Cash at end of period	$ 7,002	$ 10,836
Supplemental disclosure of cash flow information -		
Cash paid during the year for interest	0	0

Cash includes cash and cash equivalents.

The accompanying notes are an integral part of these financial statements.

CIMARRON RESOURCES, LLC

Notes to Financial Statements

December 31, 2005 and 2004

(1) Summary of Significant Accounting Policies

Cimarron Resources, LLC ("Cimarron Resources"), a Texas limited liability company, was formed May 28, 2003, and is a member of the National Association of Securities Dealers, Inc. Cimarron Resources acts primarily as a financial consultant working with clients to obtain financing or as an intermediary in merger, acquisition or private placement transactions.

Cimarron Resources is currently not pursuing clients. The sole member of Cimarron Resources plans to continue to fund the company through member contributions and has no plans to discontinue operations.

Depreciation of office equipment is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Cimarron Resources is recognized as a single member LLC under the Internal Revenue Code and therefore does not provide for federal income taxes.

(2) Liabilities Subordinated to Claims of Creditors

As of December 31, 2005 and 2004, and for the years ended December 31, 2005 and 2004, Cimarron Resources had no liabilities subordinated to the claims of general creditors.

(3) Minimum Capital Requirements

Cimarron Resources is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Member's capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2005 and 2004, Cimarron Resources had net capital of $6,772 and $10,288, respectively, which exceeded its required net capital of $5,000 by $1,772 and $5,288, respectively. Cimarron Resources' ratio of aggregate indebtedness as to net capital was .0340 to 1 and .0533 to 1 at December 31, 2005 and 2004, respectively.

(4) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Houston, Texas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005 and 2004, the Company did not maintain a cash balance in excess of $100,000.

(5) **Fair Values of Financial Instruments**

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents – The carrying amount reported in the Statement of Financial Condition for cash and cash equivalents approximate its fair value.

CIMARRON RESOURCES, LLC
Computation of Net Capital Under Rule 15c3-1

As of December 31, 2005 and 2004

	December 31,			
	2005		2004	
Net Capital:				
Member's capital	$	6,772	$	10,288
Less non-allowable assets:				
Receivables		-		-
Net Capital		6,772		10,288
Net capital requirement		5,000		5,000
Net capital in excess of required amount		1,772		5,288
Net Capital	$	6,772	$	10,288
Aggregate indebtedness		230		548
Ratio of aggregate indebtedness to net capital		3.40%		5.33%

Note - This computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed by Cimarron Resources LLC with the National Association of Securities Dealers on Part II of Form X-17A-5, as follows:

	Net Capital		Aggregate Indebtedness	
As reported on Part II of Form X-17A-5	$	6,772	$	230
Rounding		-		-
As presented above	$	6,772	$	230

CIMARRON RESOURCES, LLC

Computation for Determination of Reserve
Requirements Under Rule 15c3-3

December 31, 2005

Cimarron Resources, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as Cimarron Resources carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the years ended December 31, 2005 and 2004, Cimarron Resources has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

CIMARRON RESOURCES, LLC

Information for Possession or Control
Requirements under Rule 15c3-3

December 31, 2005

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in Cimarron Resources' possession or control as of December 31, 2005 or which instructions to reduce to possession or control had been issued as of December 31, 2005 but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2005 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

Independent Auditor's Report on

Internal Accounting Control

<u>Required by SEC Rule 17a-5</u>

To the Member of
Cimarron Resources, LLC

In planning and performing my audits of the financial statements of Cimarron Resources, LLC ("Cimarron Resources") (a Texas Limited Liability Company) for the years ended December 31, 2005 and 2004 respectively, I considered its internal control including control activities for safeguarding securities and in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), I have made a study of the practices and procedures followed by Cimarron Resources including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cimarron Resources does not carry securities accounts for customers, or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by Cimarron Resources (i) in making the quarterly securities examinations, counts, verifications, comparisons, (ii) recordation of differences required by Rule 17a-13 or (iii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of Cimarron Resources is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which Cimarron Resources has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Cimarron Resources' practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the NASD Regulation, Inc., SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

W. Harris Wooten, CPA

February 7, 2006

Houston, Texas